Exhibit 99.1

1703 - 595 Burrard Street Vancouver, BC V7X 1J1 Canada Tel: (604) 689-1428 Fax: (604) 681-4692 www.kobexminerals.com TSX-V: KXM |OTCQB: KBXMF

NEWS RELEASE

Director Resignation

Vancouver, BC – September 23, 2013 – Kobex Minerals Inc. (the “Company” or “Kobex”) (TSX-V:KXM, OTCQB: KBXMF) – announces the resignation of Mr. Jack Miller as a Director.  The Company wishes to thank Mr. Miller for his contribution to Kobex and wish him well in his future endeavours.

For further information, please contact:

Kobex Minerals Inc.
Phil du Toit, President and CEO
Tel:  647-818-2920

On behalf of
KOBEX MINERALS INC.

“Philip du Toit”
Philip du Toit, President & CEO

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.